August 19, 2021

FILED VIA EDGAR

Division of Corporation Finance
Office of Trade and Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Enphys Acquisition Corp. Registration Statement on Form S-1 Filed on July 15, 2021 File No. 333-257932

Ladies and Gentlemen:

On behalf of our client, Enphys Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter of comment dated August 2, 2021 to the Company (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as filed with the SEC on July 15, 2021.  In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this response letter.  Amendment No. 2 contains certain additional updates and revisions. The Company previously filed Amendment No. 1 to the Registration Statement on August 13, 2021 (“Amendment No. 2”), which was filed solely for the purposes of filing with the SEC certain exhibits attached thereto.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except for page references appearing in the headings and the Staff comment below (which are references to the Registration Statement filed on July 15, 2021), all page references herein correspond to the page of Amendment No. 2.

Registration Statement on Form S-1 Filed July 15, 2021

Expression of Interest, page 20

1.
We note your disclosure that the anchor investors have expressed an interest to purchase an aggregate of 50% of the units sold in this offering. Please revise your disclosure to identify the anchor investors and the percentage each of them may purchase. Please disclose the material impact on the public investors, such as affect on liquidity, and add risk factor disclosure as appropriate

The Company respectfully advises the Staff that it has revised the disclosure on cover page of Amendment No. 2, as well as page 1 and pages 40-41 of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission
August 19, 2021

2.
You disclose that if the anchor investors purchased units in this offering and vote the shares underlying such units in favor of a business combination, a “smaller portion” of affirmative votes from other public stockholders would be required to approve a business combination. Please revise your discussion under the above heading and similar disclosures in the prospectus to disclose the smaller percentage of affirmative votes required of public stockholders, assuming that the anchor investors purchase and vote all of the shares subject to their indications of interest in favor of the transaction. Please also include risk factor disclosure that the anchor investors’ interest in founder shares may provide an incentive to vote in favor of any business combination.

The Company respectfully advises the Staff that it has revised its disclosure throughout Amendment No. 2 to quantify the portion of affirmative votes from other public shareholders that would be required to approve a business combination, assuming the anchor investors purchase the shares ascribed to them in Amendment No. 2 and vote such shares in favor such combination. We have also included risk factor disclosure beginning on page 55 of Amendment No. 2 regarding the anchor investors’ interest in founder shares as an incentive for them to vote in favor of any business combination.

3.	Please file the agreements between the sponsor and anchor investors as exhibits to the registration statement, given the provisions that relate to you that appear to be contained in the exhibits.

The Company respectfully advises the Staff that it has previously filed a form of subscription agreement between the Company and the anchors investors as Exhibit 10.9 to Amendment No. 1.

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We hope the foregoing has been responsive to the Staff’s comment. If the Staff should have any questions, or would like further information, concerning the response above, please do not hesitate to contact me at (617) 856-8362 or jmccaffrey@brownrudnick.com.

Sincerely,

/s/ Jason S. McCaffrey
Jason S. McCaffrey

cc:	Jorge de Pablo, Chief Executive Officer Todd Emmerman, Esq., Brown Rudnick LLP Derek Dostal, Esq., Davis Polk LLP